October 9, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-010

Attention: Andrew Mew

Re:	Neiman Marcus, Inc.
Annual Report on Form 10-K for the Fiscal Year
Ended August 2, 2008, Filed September 24, 2008
Quarterly Report on Form 10-Q for the Period Ended
May 2, 2009, Filed June 10, 2009
File No. 333-133184-12

Dear Mr. Mew:

On behalf of Neiman Marcus, Inc. (the “Company”), set forth below is our response to the comment letter dated October 7, 2009 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to the above-referenced reports.  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the referenced Form 10-K or Form 10-Q, as applicable.

For ease of reference, we have repeated the Staff’s comment in bold text preceding our response below.

Annual Report on Form 10-K for the Fiscal Year Ended August 2, 2008

Note 1. Summary of Significant Accounting Policies, page F-11

Goodwill and Intangible Assets, page F-13

1.                     We read your response to comment one of our letter dated September 10, 2009.  We note you determined straight-line amortization of your customer lists was appropriate under paragraph 12 of SFAS no. 142.  We do not object to this amortization method.  However, we are not persuaded that a 15 year amortization life is appropriate to use with respect to your Neiman Marcus stores.  In this regard, we read your response which stated, “[t]he valuation model with respect to the customer list of Neiman Marcus stores was predicated on a 14% annual attrition rate in our Known Customers.”  We also noted the valuation model assumed more than 75% attrition ten years post acquisition.  Finally, your valuation model assumed a 28% decrease in revenues within four years, and your actual decrease in revenues four years post acquisition, updated for fiscal year 2009, was 28%.  We believe the use of a shorter amortization life, such as 10 years, better corresponds with the distribution of expected revenues based on the information you have provided.  Please confirm that you will revise your estimates on a timely basis when adverse trends develop and you have adjusted your accounting estimates and assumptions for the current fiscal year as appropriate given the actual attrition and revenues as reflected in your updated analysis.

We have considered the comments of the Staff related to our use of a 15 year amortization period for the Neiman Marcus customer list.  In the preparation of our financial statements for the fiscal year ended August 1, 2009 (which financial statements we currently expect to file with the Securities and Exchange Commission on or before October 30, 2009), we concluded that the 15 year amortization period remained appropriate for the following reasons:

1.     The valuation model utilized a 15 year projection period as a convenience in the estimation of the fair value of the customer list (over 95% of the fair value determined on a discounted cash flow basis is represented by the first 15 years based upon a 14% attrition rate).  The 15 year valuation model does not imply the life of our customer relationships.

2.     Based upon our review of the spending patterns of our customers, we have concluded that we enjoy relationships in excess of 15 years with a significant portion of our customers.  As documented in our letter to the Commission dated September 10, 2009, we believe over 50% of our revenues in fiscal year 2009 were derived from Known Customers who have shopped with us for over 15 years (based upon a sample of 9 of our 19 stores open for 25 or more years).

3.     The projected after-tax cash flows from our Known Customers are sufficient to cover the required amortization, net of tax, calculated using a 15 year life as shown in the attached exhibits.  This analysis indicates:

•      Net after-tax cash flows from Known Customers in excess of amortization expense in each of Years 1 – 15 after the acquisition.

•      Net after-tax cash flows from Known Customers of over $110 million in years 16 – 25 (subsequent to the customer list becoming fully amortized).

4.     The valuation model assumed a 28% decrease in revenues within four years of the acquisition and our actual attrition during the four year period ended August 1, 2009 has been 28%.  However, we would note that the 28% actual decline was significantly impacted by the severe economic conditions we experienced in fiscal year 2009, which downturn was not anticipated at the time of the preparation of the valuation model.  Or said another way, despite the

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severe economic downturn in recent months, we still generated the valuation-date revenue projections from Known Customers.

5.     As a consequence of the downturn in economic conditions and our operating performance in fiscal year 2009, we impaired the recorded goodwill associated with our Neiman Marcus stores reporting unit by approximately $278 million in fiscal year 2009.  Had we assigned an amortization period of less than 15 years to the Neiman Marcus customer list in fiscal year 2009, the incremental amortization expense would have reduced the net carrying value of our Neiman Marcus stores reporting unit and reduced the recorded impairment charges recorded in fiscal year 2009 by a comparable amount.

Notwithstanding our conclusion as to the appropriateness of the continued use of the 15 year amortization period for our Neiman Marcus stores customer list in fiscal year 2009, we confirm to the Commission that, in connection with our future filings, we will:

1.     Review our operating performance and Known Customer revenues and net after-tax cash flows in light of current and anticipated future operating performance.

2.     Should our analysis indicate that the amortization period of the Neiman Marcus customer list should be shortened, we will revise our prior estimates and conclusions on a timely basis as a result of observed or anticipated adverse trends.

We believe that we have thoughtfully responded to the Staff’s comments related to our conclusion to amortize the customer list intangible asset of our Neiman Marcus stores on a straight-line basis over 15 years.  Should the Staff have additional comments, we would hope to be able to answer any remaining questions from the Staff in a personal conversation with appropriate representatives of the Staff, our financial management and our independent registered public accounting firm.

*     *     *     *     *

The Company hereby acknowledges that:

•      The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

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•      The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (214) 743-7630 or Robert P. Davis at (212) 225-2670.

Very truly yours,

NEIMAN MARCUS, INC.

By:	/s/ James E. Skinner
James E. Skinner
Executive Vice-President and Chief Financial Officer

cc: Securities and Exchange Commission:

Robert Babula

Donna DiSilvio

Ellie Bavaria

Lilyanna L. Peyser

Neiman Marcus, Inc.:

Nelson A. Bangs

Cleary Gottlieb Steen & Hamilton LLP:

Robert P. Davis

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Exhibit 1

Customer List — Neiman Marcus Stores

Projected Known Customer Revenues and NCF - Summary

NEIMAN MARCUS INC.

CUSTOMER LIST - NEIMAN MARCUS STORES

PROJECTED KNOWN CUSTOMER REVENUES AND NCF - SUMMARY

(in millions)

Year	Note	Projected Revenues	Projected Known Customer Revenues	Projected Known Customer after-tax NCF	PV of Projected Known Customer after-tax NCF	15 year straight-line amortization, net of tax		Excess (deficiency) of after-tax NCF over amortization
Years 1 -10	(A)	25,089	12,396	465	310	174	(C)	291
Years 11 - 15	(A)	16,754	2,593	125	35	87	(C)	38
Subtotal - Years 1 - 15		41,843	14,989	590	345	261	(C)	329

Years 16 - 20	(B)	20,386	1,481	72	12	—		72
Years 21- 25	(B)	24,802	848	41	4	—		41
Subtotal - Years 16 - 25		45,188	2,329	113	16	—		113

Total		87,031	17,318	703	361	261	(C)	442

Notes

(A) - Amounts are from the Duff & Phelps valuation report of the Neiman Marcus customer list as of the acquisition date. A copy of this report was furnished to the Commission as part of our letter dated September 10, 2009.

(B) - Valuation model prepared by Duff & Phelps has been extended an additional 10 years using the same assumptions used in the original valuation model.
a. Revenue growth of 4%
b. Annual attrition rate of 14%
c. NCF set at 4.9% of revenues (consistent with Year 15)

(C) - Amortization expense is calculated net of tax for purposes of comparison to after-tax NCFs from Known Customers.

Fair value of the Neiman Marcus customer list at the acquisition date	430
Annual amortization based on 15 year estimated life	29
Annual amortization, net of tax at 39.5%	17

Exhibit 2

Customer List — Neiman Marcus Stores

Projected Known Customer Revenues and NCF - Detail

NEIMAN MARCUS INC.

CUSTOMER LIST - NEIMAN MARCUS STORES

PROJECTED KNOWN CUSTOMER REVENUES AND NCF - DETAIL

(dollars in millions)

Year	Note	Projected Revenues	Portion Attributable to Known Customers	Projected Known Customer Revenues	Projected Known Customer after-tax NCF	PV factor at 11%	PV of Projected Known Customer after-tax NCF	15 year straight-line amortization, net of tax		Excess (deficiency) of after-tax NCF over amortization
1	(A)	2,090	93.0%	1,944	65	0.9493	62	17	(C)	48
2	(A)	2,173	80.0%	1,738	61	0.8553	52	17	(C)	43
3	(A)	2,260	68.9%	1,557	58	0.7706	44	17	(C)	40
4	(A)	2,351	59.2%	1,392	53	0.6942	37	17	(C)	36
5	(A)	2,445	51.0%	1,247	46	0.6254	29	17	(C)	29
6	(A)	2,542	43.9%	1,116	44	0.5634	25	17	(C)	27
7	(A)	2,644	37.7%	997	39	0.5076	20	17	(C)	22
8	(A)	2,750	32.5%	894	36	0.4573	16	17	(C)	18
9	(A)	2,860	27.9%	798	33	0.4120	13	17	(C)	15
10	(A)	2,974	24.0%	714	30	0.3712	11	17	(C)	12
11	(A)	3,093	20.7%	640	31	0.3344	10	17	(C)	13
12	(A)	3,217	17.8%	573	28	0.3012	8	17	(C)	10
13	(A)	3,346	15.3%	512	25	0.2714	7	17	(C)	7
14	(A)	3,479	13.2%	459	22	0.2445	5	17	(C)	5
15	(A)	3,619	11.3%	409	20	0.2203	4	17	(C)	2
16	(B)	3,764	9.7%	366	18	0.1983	4			18
17	(B)	3,914	8.4%	327	16	0.1784	3			16
18	(B)	4,071	7.2%	293	14	0.1606	2			14
19	(B)	4,234	6.2%	262	13	0.1445	2			13
20	(B)	4,403	5.3%	234	11	0.1301	1			11
21	(B)	4,579	4.6%	209	10	0.1171	1			10
22	(B)	4,762	3.9%	187	9	0.1054	1			9
23	(B)	4,953	3.4%	167	8	0.0948	1			8
24	(B)	5,151	2.9%	150	7	0.0853	1			7
25	(B)	5,357	2.5%	134	7	0.0767	0			7
Total		87,031		17,318	703		361	261	(C)	442

Notes

(A) - Amounts are from the Duff & Phelps valuation report of the Neiman Marcus customer list as of the acquisition date. A copy of this report was furnished to the Commission as part of our letter dated September 10, 2009.

(B) - Valuation model prepared by Duff & Phelps has been extended an additional 10 years using the same assumptions as were used in the original valuation model
a. Revenue growth of 4%
b. Annual attrition rate of 14%
c. NCF set at 4.9% of revenues (consistent with Year 15)

(C) - Amortization expense is calculated net of tax for purposes of comparison to after-tax NCFs from Known Customers.

Fair value of the Neiman Marcus customer list at the acquisition date	430
Annual amortization based on 15 year estimated life	29
Annual amortization, net of tax at 39.5%	17